Filed by PGT Innovations, Inc.

(Commission File No.: 001-37971)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Masonite International Corporation

(Commission File No.: 001-11796)

The following script was used by PGTI Innovations, Inc. ("PGT Innovations") for communications with its stockholders in connection with the proposed acquisition of PGT Innovations by Masonite International Corporation and the unsolicited proposal from MITER Brands:

Shareholder Talking Points

•	Our Board carefully reviewed Miter’s all-cash proposal of $41.50 in consultation with its independent financial and legal advisors.
•	The Board believes that the transaction with Masonite continues to deliver the best value for PGTI stockholders.
•	However, the Board unanimously determined that, depending on the outcome of future negotiations, the Miter proposal would reasonably be expected to lead to a superior proposal.
•	As a result, we are going to engage with Miter and explore whether Miter will address the issues with its proposal in an effort to maximize value for PGTI’s stockholders.
•	Specifically, we are seeing if PGTI can deliver a superior proposal, focusing on more value for PGTI stockholders and better contract provisions in terms of risk and deal certainty:
o	Miter’s proposal represents a very modest increase (only 1.2%) in consideration relative to the deal with Masonite as of December 15, 2023 and only a 4.5% increase relative to the Masonite transaction as of January 5, 2024.
o	This modest increase in consideration compares unfavorably to typical initial topping bids which are substantially higher on average on a percentage basis.
o	Miter’s proposal does not adequately compensate PGTI stockholders for giving up the value upside potential resulting from the enhanced scale and capabilities, free cash flow generation, rapid deleveraging profile and annual synergies from the combination with Masonite – which we don’t believe are reflected in Masonite’s current stock price.
o	Miter’s proposal can be improved in terms of closing protections that should be addressed given the risky nature of the Miter proposal.
o	Also, under Miter’s proposal, Miter would not bear the up-front termination fee payable to Masonite if a transaction with Miter fails to close, unlike in most topping bids.

•	You should expect that your Board and management will continue to deliver a transaction that maximizes value and deal certainty for PGTI stockholders.
o	Prior to signing a definitive agreement with Masonite we ran a robust and thorough transaction process that resulted in:
i.	Contact with 12 different potential strategic and financial counterparties regarding strategic alternatives for PGTI that resulted in in-depth discussions with 7 different parties, including Miter; and
ii.	The receipt of 16 different proposals – including 7 from Miter – with ever-increasing deal values culminating in Masonite’s final proposal.
o	And we executed a deal that, when announced, delivered a ~56% premium to our stockholders (compared to the unaffected price).
o	As for Miter:
i.	They accumulated a ~10% position in PGTI’s stock through common stock purchases and derivatives – without paying a premium to PGTI’s stockholders on those shares;
ii.	Miter’s initial proposal in April 2023 was for $29.00 per share, and they subsequently made multiple proposals with only incrementally higher prices;
iii.	To provide them with information to improve their proposal, we entered into a confidentiality agreement with Miter and provided them with detailed due diligence;
iv.	On November 13, 2023, Miter delivered their 6th proposal at $38.25 per share, which they characterized as its “best and final offer;”
v.	We informed Miter’s management team that we were prepared to do a deal with Miter above their proposal, and Miter told us that if we received an offer of $40 per share, we “should take it;”
vi.	We then proceeded to negotiate a deal with Masonite at $40 per share, subject to us agreeing to exclusivity in reliance on Miter’s prior statements
vii.	On December 14, 2023, Miter unexpectedly delivered another proposal for $39.00 per share.
viii.	On December 18, 2023,we ultimately executed a deal with Masonite at $41 per share on.
•	Where are we now?
o	Our Board is committed to maximizing value for our stockholders.
o	PGTI and Miter will see if they are able to negotiate a superior transaction over the coming days.
o	If that happens, Masonite would have the option to improve the terms of the existing merger agreement.
o	Thereafter, we would only enter into an agreement with Miter if the Board determines that Miter’s offer is superior, taking into consideration any improved terms offered by Masonite after a four business day matching period.
o	Until that time, the definitive agreement with Masonite remains in effect, and the Board reaffirms its existing recommendation of the transaction with Masonite.

Q&A

Shareholders

1.	What are you announcing? Does this mean the agreement with Masonite is terminated?
o	No – the definitive agreement with Masonite remains in effect.
o	The transaction with Masonite would only be terminated if our Board were to determine that an improved offer from Miter is a superior proposal, taking into consideration any improved terms offered by Masonite, and then enters into a definitive agreement with Miter.

2.	What do you mean by “would reasonably be expected to lead to a superior proposal”?
o	That is the legal standard in our merger agreement.
o	To that end, our Board still believes the transaction with Masonite remains a superior proposal that is very attractive to our stockholders. However, the improved consideration and near-term value certainty in a potential all-cash transaction with Miter is worth exploring if Miter is able to adequately resolve certain issues with its proposal.

3.	Miter’s proposal is higher than Masonite’s. Why wouldn’t you conclude that Masonite’s proposal is already superior?
o	The Board determined that Miter’s proposal would reasonably be expected to lead to a superior proposal.
o	However, there are certain terms and provisions in Miter’s proposal that need to be resolved before we can conclude that their proposal is, in fact, superior:
i.	Miter’s proposal represents a very modest increase in consideration relative to the deal with Masonite – which compares unfavorably to typical initial topping bids which are substantially higher on average on a percentage basis.
ii.	Miter’s proposal does not adequately compensate PGTI stockholders for giving up the value upside potential resulting from the enhanced scale and capabilities, free cash flow generation and synergies in the combination with Masonite – which we don’t believe are reflected in Masonite’s current stock price.
iii.	Miter’s proposal does not adequately compensate or protect PGTI stockholders from additional closing risks – we are seeking additional contractual protections to ensure a transaction with Miter would actually be consummated.
iv.	Under Miter’s proposal, Miter would not bear the up-front termination fee payable to Masonite if a transaction with Miter fails to close, unlike most topping bids.

4.	PGTI is insisting on minor contractual conditions for Miter that could be obstacles to a definitive agreement. Doesn’t that contradict your willingness to negotiate?
o	Our Board is committed to maximizing value for all stockholders.
o	To that end, our Board still believes the transaction with Masonite remains a superior proposal that is very attractive to our stockholders. However, the improved consideration and near-term value certainty in a potential all-cash transaction with Miter is worth exploring if Miter is able to adequately resolve certain issues with its proposal.

5.	Why did you opt to disclose this decision publicly rather than engage with Miter privately? Is this just a negotiating tactic?
o	Our Board is committed to maximizing value for all stockholders and to maintaining a constructive dialogue with all shareholders, including Miter.
o	While our Board still believes the transaction with Masonite remains very attractive to our stockholders, the proposal submitted by Miter would reasonably be expected to lead to a superior proposal.
o	All of our actions are being taken strictly in accordance with our merger agreement with Masonite, as you would expect.
o	Given the lapse of Miter’s proposal, the market would have expected PGTI to make public its position on their proposal.

6.	Why didn’t you engage with Miter before announcing the transaction with Masonite? Did you run a process?
o	Prior to signing a definitive agreement with Masonite we ran a robust and thorough transaction process that resulted in:
i.	Contact with 12 different potential strategic and financial counterparties that resulted in in-depth discussions with 7 different parties, including Miter;
ii.	The receipt of 15 different proposals – including 7 from Miter – with ever-increasing deal values culminating in Masonite’s final proposal.
o	They accumulated a ~10% position in PGTI’s stock through purchases of common stock and derivatives – without paying a premium to PGTI’s stockholders on those shares.
o	Miter’s initial proposal in April 2023 was for $29.00 per share, and they subsequently made multiple proposals with only incrementally higher prices, many of which leaked to the public.
o	We also entered into a confidentiality agreement with Miter to improve their proposal and provided them with detailed due diligence.
o	On November 13, 2023, Miter delivered their 6th proposal at $38.25 per share, which they characterized as their “best and final offer.”
o	We informed Miter’s management team that we were prepared to do a deal with Miter above their proposal, and Miter told us that if we received an offer of $40 per share, we “should take it.”
o	We then proceeded to negotiate a deal with Masonite at $40 per share, subject to us agreeing to exclusivity which we entered into on the basis of Miter’s prior statements.
o	On December 14th, 2023, Miter unexpectedly delivered another proposal for $39 per share.
o	On December 18th, 2023, we announced a deal with Masonite for $41 per share.

7.	Why didn’t you engage with Miter after they submitted their topping bid?
o	We are still bound by the terms of the Merger Agreement with Masonite, which required that our Board reach a conclusion that Miter’s proposal would reasonably be expected to lead to a superior proposal prior to re-engaging with them.
o	We will be engaging with them now consistent with our merger agreement obligations and as is customary in these circumstances.

8.	PGTI’s stock is trading above Miter’s offer, suggesting the Street is anticipating an improved deal. Do you have a comment on that?
o	We won’t speculate on market fluctuations.

9.	Masonite’s stock has fallen substantially. How does that factor into your decision-making process?
o	It is something that the Board has considered, but remember, more than 80% of the total consideration is in cash, and we believe there is significant long-term upside in Masonite’s stock that is not factored into Masonite’s offer.
o	The combination with Masonite would create a leading door and window solutions company with over $4 billion in annual revenue, robust free cash flow generation, and ~$100 million in annual synergies.

10.	What does this mean for the deal with Masonite?
o	Our Merger Agreement with Masonite is in full effect, and the Board continues to recommend the Masonite agreement to its stockholders.
o	The Board believes the transaction with Masonite continues to be in the best interests of our stockholders and is the best path to maximize value.

11.	Does this mean you are exploring other offers / “shopping” the deal?
o	No
o	Consistent with our fiduciary duties and in accordance with the Merger Agreement with Masonite, we are exploring whether a transaction with Miter will result in a superior proposal for our stockholders.

12.	Did you have any concerns about Miter’s ability to close a transaction because of regulatory considerations?
o	We won’t comment on the regulatory review of a hypothetical transaction, but we felt that the modest increase in consideration failed to adequately compensate our shareholders for the additional closing uncertainty imposed by Miter’s proposal.
o	We would also note that unlike most topping bids, under Miter’s proposal, Miter would not bear the termination fee payable for breaking the transaction with Masonite, which does not reflect the customary confidence of an interloper regarding the certainty of its proposed transaction closing.

13.	When will you provide an update?
o	We have not committed to a transaction with Miter as there are key terms that would need to be negotiated satisfactorily before we could sign a definitive agreement.
o	We will provide an update as appropriate.

14.	Do you expect Masonite to increase its bid?
o	We won’t speculate on what Masonite may or may not do.
o	If we are able to negotiate a binding proposal with Miter that the Board determines is superior, Masonite would have the option, over a period of four business days, to improve the terms of our existing merger agreement.

15.	What was Masonite’s reaction to this news?
o	That’s a question for Masonite.

Q&A – Employees and Customers

1.	Someone from outside the company contacted me asking for my opinion on our company and this situation. What should I do?
•	Please direct any inquiries from third parties – whether that be customers, members of the press, shareholders or others – to Craig Henderson (CHenderson@pgtinnovations.com).

2.	What is happening? Is Miter buying us now? Why the change?
•	To be clear, we do not have any agreement with Miter at this time
•	The Board of Directors believes the transaction with Masonite remains very attractive for our stakeholders, including shareholders and employees.
•	However, given Miter’s proposal, the Board determined that the improved consideration and near-term value certainty in a potential all-cash transaction with Miter is worth exploring if Miter is able to adequately resolve certain issues with its proposal.
•	As we’ve said to you before, both our agreement with Masonite and the Miter Brands proposal are clear recognition of all your great work and our collective efforts to successfully execute on our strategy.

3.	What would a transaction with Miter mean for me/our relationship?
•	There is no transaction with Miter. Right now, nothing about the way we work with you changes.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 (the “1933 Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these statements and other forward-looking statements in this document by words such as “may,” “will,” “should,” “can,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue,” “target,” “poised,” “advance,” “drive,” “aim,” “forecast,” “approach,” “seek,” “schedule,” “position,” “pursue,” “progress,” “budget,” “outlook,” “trend,” “guidance,” “commit,” “on track,” “objective,” “goal,” “strategy,” “opportunity,” “ambitions,” “aspire” and similar expressions, and variations or negative of such terms or other variations thereof. Words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such statements regarding the transactions (including the Merger, as defined below) (the “Transaction”) contemplated by the Agreement and Plan of Merger, dated as of December 17, 2023 (the “Merger Agreement”), among PGT Innovations, Masonite International Corporation, a British Columbia corporation (“Masonite”), and Peach Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Masonite (“Merger Sub”), pursuant to which Merger Sub will merge with and into PGT Innovations (the “Merger”), including the expected time period to consummate the Transaction, the anticipated benefits (including synergies) of the Transaction and integration and transition plans, opportunities, anticipated future performance, expected share buyback programs and expected dividends. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Masonite and PGT Innovations, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction; the ability to successfully integrate the businesses of the companies, including the risk that problems may arise in successfully integrating the such businesses, which may result in the combined company not operating as effectively and efficiently as expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the possibility that PGT Innovations’ stockholders may not approve the Transaction; the risk that the anticipated tax treatment of the Transaction is not obtained; the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that any announcements relating to the Transaction could have adverse effects on the market price of Masonite’s or PGT Innovations’ common shares; the risk that the Transaction and its announcement could have an adverse effect on the parties’ business relationships and business generally, including the ability of Masonite and PGT Innovations to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk of unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; the risk of unexpected future capital expenditures; the risk of potential litigation relating to the Transaction that could be instituted against Masonite and/or PGT Innovations or their respective directors and/or officers; the risk that the combined company may be unable to achieve cost-cutting or revenue synergies or it may take longer than expected to achieve those synergies; the risk that the combined company may not buy back shares; the risk associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the Transaction which are not waived or otherwise satisfactorily resolved; the risk of receipt of required Masonite Board of Directors’ authorizations to implement capital allocation strategies; the risk of rating agency actions and Masonite’s and PGT Innovations’ ability to access short- and long-term debt markets on a timely and affordable basis; the risk of various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, cybersecurity attacks, security threats and governmental response to them, and technological changes; the risks of labor disputes, changes in labor costs and labor difficulties; and the risks resulting from other effects of industry, market, economic, legal or legislative, political or regulatory conditions outside of Masonite’s or PGT Innovations’ control. All such factors are difficult to predict and are beyond our control, including those detailed in Masonite’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Masonite’s website at https://www.masonite.com and on the website of the Securities Exchange Commission (“SEC”) at http://www.sec.gov, and those detailed in PGT Innovations’ annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on PGT Innovations’ website at https://pgtinnovations.com and on the SEC website at http://www.sec.gov. PGT Innovations’ forward-looking statements are based on assumptions that PGT Innovations believes to be reasonable but that may not prove to be accurate. Other unpredictable factors or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Masonite nor PGT Innovations assumes an obligation to update any forward-looking statements, except as required by applicable law. These forward-looking statements speak only as of the date hereof.

Additional Information and Where to Find It

In connection with the Transaction, Masonite will file with the SEC a registration statement on Form S-4 to register the common shares of Masonite to be issued in connection with the Transaction. The registration statement will include a proxy statement of PGT Innovations that also constitutes a prospectus of Masonite. The definitive proxy statement/prospectus will be sent to the stockholders of PGT Innovations seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING MASONITE, PGT INNOVATIONS, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC by Masonite or PGT Innovations through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Masonite will be made available free of charge by accessing Masonite’s website at https://www.masonite.com or by contacting Masonite’s Investor Relations Department by phone at (813) 877-2726. Copies of documents filed with the SEC by PGT Innovations will be made available free of charge by accessing PGT Innovations’ website at https://pgtinnovations.com or by contacting PGT Innovations by submitting a message at https://ir.pgtinnovations.com/investor-contact or by mail at 1070 Technology Drive, North Venice, FL 34275.

Participants in the Solicitation

Masonite, PGT Innovations, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PGT Innovations in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Masonite and PGT Innovations and other persons who may be deemed to be participants in the solicitation of stockholders of PGT Innovations in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about Masonite, the directors and executive officers of Masonite and their ownership of Masonite common shares is also set forth in the definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm), and other documents subsequently filed by Masonite with the SEC. Information about the directors and executive officers of Masonite, their beneficial ownership of common shares of Masonite, and Masonite’s transactions with related parties is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” included in Masonite’s annual report on Form 10-K for the fiscal year ended January 1, 2023, which was filed with the SEC on February 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000089369123000013/door-20230101.htm), in Masonite’s Current Report on Form 8-K filed with the SEC on May 12, 2023 (and which is available at https://www.sec.gov//Archives/edgar/data/893691/000089369123000037/door-20230511.htm), and in the sections entitled “Proposal 1: Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” included in Masonite’s definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm).

Information about the directors and executive officers of PGT Innovations and their ownership of PGT Innovations common stock is also set forth in PGT Innovations’ definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm), PGT Innovations’ Current Report on Form 8-K filed with the SEC on July 3, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323009816/dp196528_8k.htm), and PGT Innovations’ Current Report on Form 8-K filed with the SEC on November 6, 2023 (and is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323016034/dp202537_8k.htm). Information about the directors and executive officers of PGT Innovations, their ownership of PGT Innovations common stock, and PGT Innovations’ transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in PGT Innovations’ annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095017023004543/pgti-20221231.htm), and in the sections entitled “Board Highlights” and “Security Ownership of Certain Beneficial Owners and Management” included in PGT Innovations’ definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm). Additional information regarding the interests of such participants in the solicitation of proxies in respect of the Transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available These documents can be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.